                                                                    Exhibit 99.1

                                 INTERIM REPORT
           (For the period from January 1, 2006 through June 30, 2006)

To: The Financial Supervisory Commission of Korea

Pursuant to Article 186-3 of the Securities and Exchange Act of Korea, hanarotelecom incorporated ("the Company" or "hanarotelecom") is submitting this report.

                                 AUGUST 14, 2006

Representative Director & CEO:  Mr. Byung-Moo Park

Head Office:                    Asia One Building, 17-7 Yeouido-dong,
                                Youngdeungpo-gu, Seoul, Korea 150-874
                                (Tel.) 82-2-6266-5500

Person in Charge:               Ms. Janice Lee, Senior Executive Vice President
                                & Chief Financial Officer
                                (Tel.) 82-2-6266-2300

                              (HANAROTELECOM LOGO)

     On August 14, 2006, hanarotelecom incorporated ("the Company" or "hanarotelecom") filed an interim report (the "Report") with the Financial Supervisory Commission of the Republic of Korea ("Korea") pursuant to the Securities and Exchange Act of Korea. This is an English summary of the Report. Non-material or previously disclosed information may have been omitted or abridged.

     The unaudited interim financial statements included in the Report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis. The accounts of the financial statements or figures in the Report are expressed in Korean won ("KRW" or "Won").

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     The Report contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about the Company and its industry. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves. The Company relies on this safe harbor in making forward-looking statements.

     In many cases, but not all cases, forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "intend," "project," "should," and similar expressions. Those statements include, among other things, a the discussions of the Company's business strategies, expectations concerning its market position and growth opportunities, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage, increases in the number of subscribers to its services, the consummation and the regulatory environment in which the Company operates.

     Forward-looking statements are subject to various risks and uncertainties. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions could be incorrect. Important factors that could cause actual results to differ materially from estimates or forecasts contained in forward-looking statements include, among others, the ability to implement the Company's business and growth strategies, the ability to integrate businesses and products lines, that the Company recently acquired or intends to acquire, in a manner that achieves the expected results, requirements imposed by regulatory authorities, competitive factors in the Korean telecommunications industry, risks associated with debt service requirements, degree of financial leverage and other risks identified from time to time in the Company's filings with the SEC.

     In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not intend to update these forward-looking statements. The Company is under no obligation, and disclaims any obligation, to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

                                TABLE OF CONTENTS

I.      COMPANY INFORMATION
II.     BUSINESS
III.    FINANCIAL INFORMATION
IV.     OPINION OF INDEPENDENT AUDITORS AND AUDIT COMMITTEE
V.      GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES
VI.     INFORMATION ON DIRECTORS, OFFICERS & EMPLOYEES
VII.    TRANSACTIONS WITH RELATED PARTIES
VIII.   ATTACHMENTS
IX.     OTHER MATTERS

LIST OF EXHIBITS

I.   COMPANY INFORMATION

     1.   COMPANY OBJECTIVES

          A)   Proposed future business

               -    TV-Portal business

               - In order to grow into a comprehensive media company, hanarotelecom incorporated acquired 65% of shares (780,000 shares at KRW 5.5 billion) of CelrunTV, a provider of TV portal/IP TV service platform and IP STB technology, as of March 13, 2006. CelrunTV changed its corporate name to hanaromedia Inc. and became affiliated to hanarotelecom as of May 2, 2006. hanarotelecom further acquired newly issued shares of hanaromedia totaling KRW 13 billion, KRW 6.5 billion each on March 31 and June 30, 2006.

                    In addition, to strengthen its convergence services including TV-Portal, hanarotelecom newly established the Convergence Headquarters in April 2006. The Company expects to offer various value-added services over its own network and improve subscriber retention. The commercial hanaTV service was launched on July 24, 2006 and about 30,000 subscribers signed up for hanaTV as of August 10, 2006.

                    (a) Expected revenue and subscriber target of TV-Portal service

Year   Expected revenue (KRW billion)   Subscriber target (1,000 subscribers)
----   ------------------------------   -------------------------------------
2006                     5                                250
2007               70 - 80                              1,000
2008                   200                              1,500

- Figures for 2008 are estimated on the assumption that regulations on the IP-TV business will be eased and that a full-fledged IP-TV service will be provided.

                    (b) Basis for the estimates of expected revenue and subscribers

                    - Expected revenue of TV-Portal service was calculated based on expected monthly fees and the subscriber target that hanarotelecom will likely achieve if the Company undertakes marketing activities mainly targeting its broadband subscribers. The revenue may change depending on the actual number of TV-Portal subscribers.

     2.   HISTORY OF THE COMPANY

          A)   Major changes since its inception

               -    Date of establishment: September 26, 1997

               - Address of head office: 17-7 Yeouido-dong, Youngdeungpo-gu, Seoul, Korea, 150-874

               -    Other major changes

     Date                                    Changes
     ----                                    -------
 Oct. 1, 1998   Launched high speed Internet access services through CATV
 Apr. 1, 1999   Launched local telephony services and high-speed Internet access services in four major cities
Mar. 29, 2000   Listed 24 million ADRs on NASDAQ
 Jul. 1, 2004   Launched commercial long distance/international telephony
                services
 Jan. 1, 2006   Merged with Korea Thrunet Co., Ltd.
Mar. 24, 2006   Mr. Byung-moo Park was newly appointed as Representative
                Director
  May 3, 2006   Completed capital reduction without payment to shareholders at the equal ratio of 2:1 (paid-in capital after capital reduction:
                KRW 1,158.4 billion)
July 24, 2006   Launched the commercial hanaTV service (TV-Portal)

     3.   CHANGES IN PAID-IN CAPITAL

          A)   Bonds with warrants (As of June 30, 2006)

                                                                   (Unit: share)

                                              18th overseas bond with warrants (non-registered,
                                                               non-guaranteed)
                                              -------------------------------------------------
                Issue date                                    February 26, 2002
              Expiration date                                 February 26, 2007
             Total face value                       KRW 132,120 million (USD 100 million)
              Exercise period                           May 26, 2002 - Jan. 26, 2007
              Exercise price                                      KRW 5,917
        Outstanding balance of bond                                   --
Number of shares to be issued upon exercise                       3,349,332
                   Remark                      After capital reduction, the exercise price and
                                               the number of shares to be issued were adjusted
                                              to KRW 10,000 per share and 1,981,800 shares, and
                                               readjusted to KRW 5,917 per share and 3,349,332
                                                           shares through refixing.

          Note) The bonds were fully repaid on September 2, 2003, with the remaining warrants to subscribe for 3,349,332 common shares of the Company. The exercise price was adjusted from KRW 5,000 per share to KRW 10,000 per share on May 2, 2006, and adjusted again to KRW 5,917 per share through refixing on May 26, 2006, in accordance with the Subscription Agreement.

     4.   NUMBER OF SHARES ISSUED (AS OF JUNE 30, 2006)

          A)   Total number of shares issued

                                                                   (Unit: share)

Authorized shares   Shares issued   Treasury stock   Shares trading   Par value
-----------------   -------------   --------------   --------------   ---------
   700,000,000       231,676,506        10,455         231,666,051    KRW 5,000

          Note) After a capital reduction at the equal ratio of 2:1 on May 2, 2006, the number of issued shares was changed to 231,676,506 shares as of August 14, 2006.

          B)   Acquisition and disposal of treasury stock

                                                                             Ending
                                      Beginning                              (As of
                                     (As of Dec.   Acquisition   Disposal   June 30,
                           Class      31, 2005)        (+)          (-)       2006)    Remark
                        ----------   -----------   -----------   --------   --------   ------
Direct acquisition in   Registered        --              --         --          --
   accordance with        common
Paragraph 1, Article       share
     189-2 of the
    Securities and
   Exchange Act of
        Korea

  Direct acquisition         "            --          15,023       4,568     10,455
  for reasons other
  than Paragraph 1,
 Article 189-2 of the
    Securities and
   Exchange Act of
        Korea

       Subtotal              "            --          15,023       4,568     10,455

Indirect acquisition         "            --              --          --         --
    through trust
   agreement, etc.

        Total                "            --          15,023       4,568     10,455

Note1) With regard to the merger with Thrunet, 44 shares were acquired through the exercise of appraisal right, while 4,524 shares were as odd lots.

Note2) 10,455 shares were acquired as odd lots after capital reduction on May 2, 2006.

          C)   Employee share scheme (Employee Stock Ownership Association)

          -    Transactions with the Employee Stock Ownership Association:

               [Loans to the employees]

                                             (Unit: KRW million)

                                                         Interest    Ending       Details of
Series No.          Lender                Period           Rate     Balance       Collateral
----------   -------------------   -------------------   --------   -------   -----------------
1st          hanarotelecom         January 14, 2005 -      2.00%      1,677
                                   January 13, 2007

2nd          hanarotelecom         September 1, 2005 -       --       1,531
                                   September 1, 2006

             Korea Exchange Bank   September 1, 2005 -     4.98%        929   Guaranteed by the
                                   September 1, 2006                          Company

3rd          hanarotelecom         July 23, 2004 -           --       6,276
                                   July 22, 2006

             Hana Bank             July 23, 2005 -         4.18%      4,229   Guaranteed by the
                                   July 22, 2006                              Company

                           Total                                     14,642

          - Exercising voting rights with respect to shares owned by the Association

               Regulations of the Employee Stock Ownership Association

               - The voting rights of shares held in the member's individual account are to be exercised in accordance with the related laws (Directive 17 of the Basic Law on Employee Welfare), and those held by the Association are to be exercised in accordance with the decision made at a general meeting held by the Association.

          -    Shares owned by the Association

                                                                   (Unit: share)

Account held by       Type       End of 2005   As of June 30, 2006
---------------   ------------   -----------   -------------------
  Association     Common Share    1,097,433          542,870

    Members       Common Share           --               --

     Note) The number of accounts as of June 30, 2006 refers to the number of shares adjusted after the capital reduction on May 2, 2006.

     5.   VOTING RIGHTS (AS OF JUNE 30, 2006)

                                           Number of common
               Description                      shares
               -----------                 ----------------
1. Shares with voting right
   (one vote for each share)                  231,676,506

2. Shares with no voting right                         --

3. Shares with restricted voting right         42,846,859

4. Shares with reinstated voting right                 --

5. Shares with unrestricted voting right      181,879,352

     Note) The number of shares with restricted voting rights include those that are restricted with respect to voting on the appointment and dismissal of the audit committee members (outside directors) by the largest shareholders and others (pursuant to Article 191-11 of the Korean Securities and Exchange Act). Such shares are as follows:

     - Pursuant to Article 191-11 of the Securities and Exchange Act of Korea (appointment and dismissal of audit committee members who are outside directors)

           Shareholder               Number of shares owned   Number of shares in excess of 3%
----------------------------------   ----------------------   --------------------------------
     Newbridge Asia HT, L.P.               24,767,899                    17,817,604
         AIF II NT, Ltd.                   19,228,125                    12,277,830
            SSB-AOF NT                     12,360,937                     5,410,642
       SK Telecom Co., Ltd.                11,045,000                     4,094,705
United Classic Investments Limited         10,196,373                     3,246,078
              Total                        77,598,334                    42,846,859

     Note) These numbers have been tabulated based on the Company's shareholder registry as of May 2, 2006, and the number of shares in excess of 3% of the total issued shares was 6,950,295 shares.

     - Pursuant to Article 191-11 of the Securities and Exchange Act of Korea (appointment and dismissal of audit committee members who are not outside directors)

       Shareholder           Number of shares owned   Number of shares in excess of 3%
--------------------------   ----------------------   --------------------------------
AIF II NT, Ltd./SSB-AOF NT         31,589,062                    24,638,767
          Total                    31,589,062                    24,638,767

     Note) These numbers have been tabulated based on the Company's shareholder registry as of May 2, 2006, and the number of shares in excess of 3% of the total issued shares was 6,950,295 shares.

     - Pursuant to Article 10 of the Monopoly Regulation and Fair Trade Act of Korea

          Not applicable.

II.  BUSINESS

     1.   INTRODUCTION

          A)   Current Status of the Company

               -    Business environment and portfolio

                    -    Current Business Outlook

                         -    Overview

                         In the information and communication industry, SOs/ROs are rushing into the saturated broadband Internet market. Meanwhile, competition has heated up excessively in the telephony sector due to stagnant growth of the wired and wireless voice markets and introduction of number portability. In addition, changes in the government's policy towards deregulation and innovation and structural changes in the telecommunications and broadcasting market caused by development of digital technology enabled telecommunication companies to enter the media market.

                         hanarotelecom is providing services in a total of 83 cities and 59 counties as of the end of June 2006. It has a total of 5.23 million customers, including 3.6 million broadband subscribers and 1.62 million voice subscriber lines. To respond to rapidly changing market conditions represented by a convergence of telecommunication and broadcasting, the Company completed the acquisition of hanaromedia Inc., a company with a competitive edge in TV-Portal platform and IP VOD contents, as of March 13, 2006 and launched the commercial hanaTV service on July 24, 2006.

                         -    Expansion of network facilities

                         As of the end of June 2006, the total length of the Company's fiber optic cables reached 29,290 kilometers (including leased lines and Thrunet lines) in 83 cities, which enabled provisions of Internet services to 13 million households and voice services to 11.5 million households.

                         -    Operational results

                         Despite intensifying competition in the broadband market, hanarotelecom achieved revenue of KRW 861 billion, EBITDA of KRW 275.6 billion and operating profit of KRW 23.5 billion for the first half of 2006. The Company has a total of 5.23 million subscribers. Broadband subscriber growth turned positive in the second quarter while voice subscriber growth has been maintaining net addition.

                         -    Financing

                         The Company issued senior unsecured notes worth KRW 100 billion on February 17, 2006. The Company also made a drawdown of USD 27.5 million and KRW 22.5 billion from syndicated loans to pay off KRW 190 billion of non-guaranteed corporate bonds maturing on February 24, 2006.

          -    Market Share

               -    Broadband Internet Subscribers & Market Share

                        As of the end of 1H 2006
                   ---------------------------------
Service Provider   No. of Subscribers   Market Share
----------------   ------------------   ------------
  hanarotelecom         3,599,224           28.2%
    KT Corp.            6,320,260           49.5%
     Others             2,851,427           22.3%
      Total            12,770,911            100%

Note 1) Source: Ministry of Information and Communication

Note 2) 'Others' include Onse Telecom, Dreamline Corporation, Dacom Corporation and other value-added telecommunications business operators and network service operators.

               -    Local Telephony Service Subscriber Lines & Market Share

                        As of the end of 1H 2006
                   ---------------------------------
                   No. of Subscriber
Service Provider          Lines         Market Share
----------------   ------------------   ------------
  hanarotelecom         1,622,947            7.0%
    KT Corp.           21,387,081           92.7%
      Dacom                60,729            0.3%
      Total            23,070,757            100%

          Note) Source: Ministry of Information and Communication

     2.   MAJOR SERVICES

          A)   Prices of Major Services

                                                                     (Unit: KRW)

                                   Classification              1H 2006
                            ----------------------------   ---------------
hanafos Fiber LAN           Installation fee                        30,000
                            Monthly flat fee                        33,000
hanafos Free (fixed-line    Installation fee                        30,000
+ wireless service)         Monthly flat fee               30,000 / 40,000
                            Modem rental fee / month                 8,000
                            Telephony charge / 3 minutes                39
hanafos Premium             Installation fee                        30,000
                            Monthly flat fee               34,000 / 38,000
                            Modem rental fee / month                 8,000
                            Telephony charge / 3 minutes                39
hanafos Speed               Installation fee                        30,000
                            Monthly flat fee                        28,000
                            Modem rental fee / month                 8,000
                            Telephony charge / 3 minutes                39

hanafos wing pack
(fixed-line +               Installation fee                        30,000
wireless service)           Monthly flat fee               33,000 / 43,000
hanafone (local telephony   Installation fee                        30,000
service)                    Monthly flat fee                         4,500
                            Telephony charge / 3 minutes                39
hanaTV                      Installation fee                        20,000
                            Monthly flat fee                        11,800
                            STB rental fee / month                   7,000

          -    Discount for broadband term contract

               -    Modem rental fees

                          No-term contract   1-year contract   2-year contract   3-year contract
                          ----------------   ---------------   ---------------   ---------------
Modem rental fees (KRW)         8,000             6,000             4,000             3,000

          Note) For hanaTV service, installation fees are KRW 20,000 with STB rental fees of KRW 7,000 for no-term contract, KRW 5,000 for 1-year contract, KRW 3,000 for 2-year contract, and exempted for contract of 3 years or more.

               -    Monthly flat fees

                                                                   Discount rate
                             -----------------------------------------------------------------------------------------
                             1-year contract   2-year contract   3-year contract   40-month contract   4-year contract
                             ---------------   ---------------   ---------------   -----------------   ---------------
   Fiber LAN, wing pack             3%                5%                 10%              15%                17%
Premium, Speed, Multi-line          3%                5%                 10%              --                 --
          Family                    3%             5% / 6%           10% / 11%            --                 --
          hanaTV                    5%               10%                15%               --               24%-26%

          Note 1) For service bundles of broadband and telephony, KRW 2,000 is discounted from monthly flat fees of telephony service.

          Note 2) For service bundles of broadband, telephony and hanaTV, 10%-40% discounts of monthly flat fees are applied.

3.   MAJOR FACILITIES

     A)   Status on major facilities

                                                             (Unit: KRW million)

               Beginning book value     Ending book value
Description   (As of Dec. 31, 2005)   (As of Jun. 30, 2006)
-----------   ---------------------   ---------------------
    Land              176,264                 176,307
 Buildings            288,871                 284,961
 Structures               167                     164
 Machinery          1,838,469               1,698,456
   Others              10,405                  14,802

               -    Beginning book value includes Thrunet's facilities.

          B)   Capital Expenditure ("CAPEX") plan

               -    CAPEX

                                                             (Unit: KRW billion)

             Internally   Actually
             committed    executed
   Item        for 1H       in 1H    2006 (E)
   ----     -----------   --------   --------
 Backbone       57.0         23.0       80.5
Last-mile      148.1         80.8      227.4
  Others        28.6         14.3       22.2
  Total        233.7        118.1      330.0

     4.   DERIVATIVE CONTRACTS IN FOREIGN CURRENCY (AS OF JUNE 30, 2006)

                                                                                                                    Valuation
                                                                                                                   Gains/Losses
Derivatives Contact       Amount               Payment Method               Counterparty      Date of Contract       (in KRW)
-------------------    -----------   ---------------------------------   ------------------   ----------------   ---------------
Cross currency and     USD           Receive the principal and           Korea Development      Dec. 19, 2003    -13,925,167,425
interest rate swaps    58,335,565    interest in USD and make payments   Bank
                                     in KRW based on the FX rate and
                                     the swap rates at the time of the
                                     contract

Cross currency and     USD           Receive the principal and           Korea Development      Feb. 10, 2004    -27,306,371,297
interest rate swaps    128,338,241   interest in USD and make payments   Bank, etc.
                                     in KRW based on the FX rate and
                                     the swap rates at the time of the
                                     contract

Cross currency swaps   USD           Receive the principal and           Korea Development      Feb. 1, 2005     -35,942,020,713
                       500,000,000   interest in USD and make            Bank, etc.
                                     payments in KRW based on the FX
                                     rate at the time of the
                                     contract

Cross currency swaps   USD           Receive the principal in USD and    Calyon, etc.           Feb. 27, 2006       -778,358,067
                       27,507,105    make payments in KRW based on the
                                     FX rate at the time of the
                                     contract

     5.   RESEARCH AND DEVELOPMENT ACTIVITIES

          A)   Summary of R&D activities

               -    R&D Expenses

                                                             (Unit: KRW million)

          Items            1H 2006    2005    2004
          -----            -------   -----   -----
R&D Expenses                2,518    7,707   5,335
R&D Expenses to Revenues     0.29%    0.53%   0.37%

     6.   OTHER MATTERS AFFECTING INVESTMENT DECISIONS

          A)   Summary of financing activities

               -    Domestic

                                                             (Unit: KRW million)

                                                    Beginning                              Ending
                 Source                       (as of Dec. 31, 2005)   Net change   (as of Jun. 30, 2006)
                 ------                       ---------------------   ----------   ---------------------
Commercial banks                                       79,847            22,493            102,340
Insurance companies                                        --                --                 --
Merchant banks                                             --                --                 --
Lease companies                                         6,663            -3,377              3,286
Mutual savings & finance companies                         --                --                 --
Other financial institutions                           32,761           -12,588             20,173
Sub-total (financial institutions)                    119,271             6,528            125,798
Corporate bonds           Public offering             190,000           -90,000            100,000
                          Private placement                --                --                 --
Right Issuance Note 1)    Public offering           1,692,600                --          1,692,600
                          Private placement           585,000                --            585,000
Asset Backed Securities   Public offering                  --                --                 --
                          Private placement                --                --                 --
Others                                                     --                --                 --
Sub-total (capital market)                          2,467,600           -90,000          2,377,600
Borrowings from shareholders,
directors, affiliated companies                            --                --                 --
Others                                                     --                --                 --
                                                    ---------           -------          ---------
   Total                                            2,586,871           -83,472          2,503,398
                                                    =========           =======          =========

          Note 1) Outstanding balance of right issuance marked here refers to the accumulated amount.

               -    Overseas

                                                             (Unit: USD million)

                                                  Beginning                             Ending
                  Source                    (As of Dec. 31, 2005)   Net change   (As of Jun. 30, 2006)
                  ------                    ---------------------   ----------   ---------------------
Financial institutions                               201.8             12.4               214.2
Corporate bonds                                      500.0               --               500.0
Equity (including right issuance) note 1)            360.0               --               360.0
Asset Backed Securities                                 --               --                  --
Others                                                  --               --                  --
                                                   -------             ----             -------
Total                                              1,061.8             12.4             1,074.2
                                                   =======             ====             =======

          Note 1) Refers to the amount of capital raised from the initial public offering on the NASDAQ Market in April, 2000.

III. FINANCIAL INFORMATION

     1.   SUMMARIZED FINANCIAL STATEMENTS

                                                             (Unit: KRW million)

        Description            1H 2006       2005         2004        2003        2002
        -----------          ----------   ----------   ---------   ---------   ---------
[Current Asset]                 456,616      343,770     611,134     672,571     676,104
                             ----------   ----------   ---------   ---------   ---------
Quick assets                    455,351      343,654     609,293     671,302     665,242
Inventories                       1,265          116       1,841       1,269      10,862
                             ----------   ----------   ---------   ---------   ---------
[Non-current Asset]           2,429,053    2,636,331   2,561,300   2,709,351   2,925,467
                             ----------   ----------   ---------   ---------   ---------
Investment Securities           128,164      384,881     144,348     117,922     188,425
Property and Equipment        2,194,792    2,188,804   2,362,686   2,542,994   2,695,529
Intangible Asset                106,096       62,645      54,266      48,435      41,513
                             ----------   ----------   ---------   ---------   ---------
TOTAL ASSETS                  2,885,669    2,980,101   3,172,434   3,381,922   3,601,570
                             ----------   ----------   ---------   ---------   ---------
[Current Liabilities]           458,680      595,691     737,081     821,987   1,355,344
[Long-term Liabilities]         878,980      816,823     687,140     828,763     898,739
                             ----------   ----------   ---------   ---------   ---------
TOTAL LIABILITIES             1,337,661    1,412,514   1,424,220   1,650,750   2,254,083
                             ----------   ----------   ---------   ---------   ---------
[Capital Stock]               1,158,383    2,310,676   2,310,676   2,310,676   1,396,613
[Capital Surplus]             1,499,878      344,642     344,642     344,642     692,815
[Accumulated Deficit]        -1,122,462   -1,100,104    -891,264    -901,756    -736,420
[Capital Adjustment]             12,210       12,373     -15,841     -22,390      -5,521
                             ----------   ----------   ---------   ---------   ---------
TOTAL SHAREHOLDERS' EQUITY    1,548,008    1,567,587   1,748,213   1,731,172   1,347,487
                             ----------   ----------   ---------   ---------   ---------
Revenue                         861,077    1,444,411   1,436,485   1,375,335   1,253,859
Operating Income (loss)          23,516       53,228     114,021      75,207       1,426
Ordinary Income (loss)          -22,353     -202,692      10,493    -165,336    -127,794
Net Income                      -22,353     -208,839      10,493    -165,336    -127,794

          - As accounting policy for some operating expenses including sales commissions was changed from invoice basis accounting to accrual basis accounting, financial statements for 2003, 2004 and 2005 reflect an increase of KRW 27.2 billion in current liabilities and accumulated deficit without any change in net income. For the year 2002, net loss increases by KRW 4.6 billion due to the change.

     2.   ACCOUNTING STANDARDS

          More information regarding the Company's financial statements is posted on our website
          (http://www.hanaro.com/eng/download/ir/state/1H06 Financial Statements
          & Review Report).

     3.   ACCOUNTING INFORMATION

          A)   Fiscal years recorded net loss in the last 5 years

                                                             (Unit: KRW billion)

  Year    Net loss amount                          Reason
  ----    ---------------                          ------
1H 2006         22.4        Increase in marketing expenses due to intensifying
                            competition
   2005        208.8        Increase in marketing expenses due to intensifying
                            competition and expenses for Thrunet merger
   2003        165.3        Large investments in early business stage and
                            write-off of idle equipments
   2002        127.8        Large investments in early business stage
   2001        251.0        Large investments in early business stage

     4.   FINANCIAL STATEMENTS

          More information regarding the Company's financial statements is posted on our website
          (http://www.hanaro.com/eng/download/ir/state/1H06 Financial Statements
          & Review Report.pdf).

IV.  OPINION OF INDEPENDENT AUDITORS AND AUDIT COMMITTEE

     1.   OPINION OF INDEPENDENT AUDITORS

          A)   Auditors

      1H 2006                1H 2005                  2005                    2004
      -------                -------                  ----                    ----
Deloitte Anjin LLC      Deloitte Anjin LLC     Deloitte Anjin LLC      Deloitte Anjin LLC
                        (formerly known as                             (formerly known as
                     Deloitte HanaAnjin LLC)                        Deloitte HanaAnjin LLC)

          B)   Opinion

  Year                         Summary of auditor's opinion
  ----                         ----------------------------
1H 2006   Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

1H 2005 Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

  2005 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of hanarotelecom incorporated as of December 31, 2005 and 2004, and the results of its operations, changes in its deficit and its cash flows for the years then ended in accordance with accounting principles generally accepted in the Republic of Korea

  2004 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of hanarotelecom incorporated as of December 31, 2004 and 2003, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.

          C)   Summary of particular situations

  Year                             Particular situations
  ----                             ---------------------
1H 2006                                     --

1H 2005                                     --

  2005 The Company corrected its accounting treatment on the recognition of some operating expenses from cash basis to accrual basis in 2005. As a result of this error correction, W27,183 million of expenses that should have been expensed before December 31, 2004 were reflected as accrued expenses and added to accumulated deficit before disposition as of December 31, 2004. In addition, the prior year's financial statements, which are presented for comparative purposes, are restated to reflect the error correction.

  2004                                      --

V.   GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES

     1.   GOVERNANCE STRUCTURE

          A)   Executive compensation

               - Compensation for directors (including outside directors) and Audit Committee members

                                                                     (Unit: KRW)

                                                  Ceiling amount   Average amount
                             Total amount paid   of compensation     per person
                             -----------------   ---------------   --------------
         Directors              407,630,004                          135,876,668

     Outside directors           52,315,672       2,000,000,000       13,078,918

Members of Audit Committee       42,000,000                           14,000,000

               Note 1) Total amount paid and average amount per person include allowances for retirement payment for the first half of 2006. The amount paid to retired directors is included in the total amount paid, but not included in the average amount per person. KRW 2,000,000,000 is the ceiling amount of compensation for directors for the fiscal year 2006, which was approved at the Company's Annual General Meeting of Shareholders on March 24, 2006.

          -    Granting of the stock option rights (As of August 14, 2006)

               - The cumulative number of stock option rights that have been granted: 26,843,532

               - The cumulative number of stock option rights that have been cancelled: 15,760,715

               - The cumulative number and type of stock option rights to be exercised: 11,082,817 common shares

          - Adjustment of exercise price with respect to capital reduction (As of May 2, 2006)

                                    Before adjustment                                After adjustment
                      ---------------------------------------------   ---------------------------------------------      No. of
                      Exercise price (KRW)   No. of exercise shares   Exercise price (KRW)   No. of exercise shares     grantees
                      --------------------   ----------------------   --------------------   ----------------------   -----------
 1st (Mar. 1, 1999)           5,630                    50,000                11,260                    25,000                1
 2nd (Oct. 1, 1999)          19,910                   120,000                39,820                    60,000                7
3rd (Mar. 17, 2000)          17,750                 1,403,355                35,500                   701,672              772
4th (Dec. 16, 2004)           5,000                15,812,290                10,000                 7,906,145            1,394
5th (Mar. 25, 2005)           5,000                   280,000                10,000                   140,000                4
6th (Mar. 24, 2006)           5,000                 4,500,000                 6,400                 2,250,000               16
                             ------                ----------                ------                ----------            -----
       Total                     --                22,165,645                    --                11,082,817            1,525
                             ======                ==========                ======                ==========            =====

               Note 1) The number of grantees excludes overlapping grantees (a total of 669 grantees).

               Note 2) For the 6th grant of stock options, the exercise price was adjusted upon a resolution of the Board of Directors on August 2, 2006.

     2.   AFFILIATED COMPANIES (AS OF AUGUST 14, 2006)

                                   (FLOWCHART)


                              --------------------
                             |  Hanaro Telephone  |
                             |     & Internet     |
                             |  Information, Inc. |
                              --------------------
                                       |
                                99.99% |
                                       |
 ---------------------          ----------------          -----------------
|   Hanaro Realty     |        |                | 57.02% |                 |
|   Development &     |<-------| HANAROTELECOM  |------->| HanaroDream Inc.|
| Management Co., Ltd.| 99.99% | INCORPORATED   |        |                 |
|                     |        |                |        |                 |
 ---------------------          ----------------          -----------------
                                       |
                                       | 65.00%
                                       |
                               ------------------
                              |                  |
                              | hanaromedia Inc. |
                              |                  |
                              |                  |
                               ------------------

VI.  INFORMATION ON DIRECTORS, OFFICERS & EMPLOYEES

     1.   DIRECTORS AND OFFICERS (AS OF AUGUST 14, 2006)

         Name                         Position                No. shares owned
         ----                         --------                ----------------
    Park Byung-moo      Representative Director and CEO            65,000

     David Yeung        Non-standing Director                          --

Wilfried Kaffenberger   Non-standing Director                          --

      Paul Chen         Non-standing Director                          --

      Varun Bery        Non-standing Director                          --

 Steven J. Schneider    Non-standing Director                          --

    Afshin Mohebbi      Non-standing Director                          --

     Peter Whang        Member of Audit Committee                      --

    Park Sung-Kyou      Member of Audit Committee                      --

     Kim Sun-woo        Member of Audit Committee                      --

    Yoon Chang-bun      --                                             --

     Kim Tae-hyun       Chairman                                       --

   Dominic A. Gomez     Senior Executive Vice President &              --
                        Chief Operating Officer

      Janice Lee        Senior Executive Vice President &              --
                        Chief Financial Officer

      Kim Jin-ha        Senior Executive Vice President &          14,647
                        Head of Technology HQ

      Eric Choi         Senior Executive Vice President &              --
                        Head of Sales Channel Management HQ

    Hong Soon-man       Senior Executive Vice President &           4,200
                        Head of Convergence HQ

  Mark D. Pitchford     Senior Executive Vice President &              --
                        Head of Marketing HQ

   Park Chong-hoon      Executive Vice President &                     --
                        Head of External Collaboration /
                        Strategy HQ

    Shin Kyu-shik       Executive Vice President &                  9,000
                        Head of Corporate Business HQ

     Matt Ki Lee        Executive Vice President & Head of             --
                        Sales Ops HQ

    Chang Young-bo      Senior Vice President                          --

    Park Geon-jun       Senior Vice President                       4,899

     Oh Sang-hwan       Senior Vice President                          --

     Lee Seok-ho        Senior Vice President                          --

    Choi Myung-hun      Senior Vice President                          --

    Jeun Sang-jin       Senior Vice President                          --

 Marshall J. Cochrane   Senior Vice President & Chief                  --
                        Procurement Officer

    Min Kyung-you       Senior Vice President                         932

     Kim Yeon-ho        Senior Vice President                          --

     Ko Myung-joo       Senior Vice President                          --

     Lee Baek-kyu       Senior Vice President                          --

     2.   EMPLOYEES (AS OF JUNE 30, 2006)

                                                (Unit: Number of employees, KRW)

                                                  Total Salaries     Average
Description   Management Staff   Others   Total      (1H 2006)      Salaries
-----------   ----------------   ------   -----   --------------   ----------
    Male            1,298          45     1,343   39,760,755,067   29,605,923
   Female              76          52       128    2,256,791,894   17,631,187
   Total            1,374          97     1,471   42,017,546,961   28,563,934

     3.   TRADE UNION (AS OF JUNE 30, 2006)

                                                     (Unit: Number of employees)

      Description                      Details
      -----------                      -------
Eligible for membership                 1,243
   Registered members                   1,179
    Standing members                        5
      Affiliation         Federation of Korean Trade Unions
         Others                            --

VII. TRANSACTIONS WITH RELATED PARTIES

     Not applicable.

VIII. ATTACHMENTS

     Not applicable.

IX.  OTHER MATTERS

     1.   MATERIAL DEVELOPMENTS IN DISCLOSED EVENTS (AS OF JUNE 30, 2006)

       Date                Title                      Details                      After Disclosure
       ----                -----                      -------                      ----------------
February 22, 2006    2006 Business Plan   The Company announced its        The Company is currently
                                          business plan for the fiscal     undertaking its business
                                          year of 2006, with the           operations for the fiscal year
                                          following annual guidances - a   2006. At the 2Q earnings
                                          20-22% increase in revenues      conference call, the Company
                                          from the Company's 2005          said that there is no change in
                                          revenues of KRW 1,444.4          its revenue and CAPEX guidance
                                          billion, EBITDA margin of        for 2006. EBITDA margin is
                                          32-34%, CAPEX of KRW 330         expected to be close to 32%,
                                          billion, Amortization and        which is the lower end of 2006
                                          Depreciation of KRW 510          guidance of 32%-34%. If market
                                          billion for 2006, KRW 480        competition is eased, the EBITDA
                                          billion for 2007 and KRW 410     guidance would be sufficiently
                                          billion for 2008.                fulfilled.

                     Plan for delisting   Through a resolution of the      The delisting/deregistration
                        from NASDAQ/      Board of Directors, the          will be pursued after the
                    deregistration from   Company has decided to pursue    enactment of the SEC Rule 12h-6
                          the SEC         deregistration from the SEC      (previously expected to take
                                          and delisting of Depository      effect in April 2006, but
                                          Receipts on NASDAQ after the     delayed). The Company made a 6-k
                                          relevant law of the United       filing regarding this on August
                                          States is enacted.               10, 2006.

   May 12, 2006      Business plan for    - The Company expects            After offering a trial TV-Portal
                     TV-Portal service    TV-Portal revenue of KRW 5       service, the Company launched a
                      of hanarotelecom    billion, KRW 70-80 billion and   commercial service on July 24,
                                          KRW 200 billion for 2006, 2007   2006. As of August 10, 2006,
                                          and 2008, respectively, with     about 30,000 subscribers signed
                                          subscriber target of 250,000,    up for the service. Any changes
                                          1 million and 1.5 million        or announcements in the future
                                          subscribers for 2006, 2007 and   will be disclosed through
                                          2008, respectively (Figures      filing.
                                          for 2008 are estimated on the
                                          assumption that regulations on
                                          the IP-TV business and that a
                                          full-fledged IP-TV service is
                                          provided.)

                                          - Expected revenue
                                          of TV-Portal service was
                                          calculated based on expected
                                          monthly fees and the
                                          subscriber target that
                                          hanarotelecom will likely
                                          achieve if the Company
                                          undertakes marketing
                                          activities mainly targeting
                                          its broadband subscribers. The
                                          revenue may change depending
                                          on the actual number of
                                          TV-Portal subscribers.

     2.   CONTINGENT LIABILITIES

     As of June 30, 2006, the Company is a defendant in 4 lawsuits claiming damages for payments amounting to KRW 1,581 million and is a plaintiff in 3 lawsuits claiming for payments amounting to KRW 25,463 million. The final outcome of the above lawsuits cannot presently be determined. However, management believes that the ultimate disposition of those litigations will not have a materially adverse impact on the operations or financial position of the Company.

     The following exhibits were filed as part of the Report submitted to the Financial Service Advisory in Korea.

                                LIST OF EXHIBITS

EXHIBIT A   INDEPENDENT ACCOUNTANTS' REVIEW REPORT